For period ended 06/30/2002
File Number 811-9018

Item 77.C  Matters submitted to a vote of security holders

SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of the American AAdvantage S&P 500 Index Mileage Fund ("S&P 500 Index Mileage Fund") was held on February 13, 2002.

The following matter was voted on at the February 13, 2002 meeting:

To approve the proposed Agreement of Reorganization and Termination between the American AAdvantage Mileage Funds, on behalf of the S&P 500 Index Mileage Fund, and the American AAdvantage Funds, on behalf of its S&P 500 Index Fund.

Mileage Fund           For           Against        Abstain     Non-voting
------------           ---           -------        -------     ----------
S&P 500 Index          95,095.494    333,767.276    0.000       131,452.123


The failure to pass the proposal for the S&P 500 Index Mileage Fund resulted in the liquidation of this Fund and the distribution of proceeds to shareholders.